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                             June 22, 2023

       John Lawrie
       Chief Executive Officer
       TLG Acquisition One Corp.
       515 North Flagler Drive, Suite 520
       West Palm Beach, FL 33401

                                                        Re: TLG Acquisition One
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed June 8, 2023
                                                            File No. 333-268349

       Dear John Lawrie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed June 8, 2023

       General

   1. In the TLG letter to stockholders, please restore the aggregate merger consideration
                                                        (expressed in U.S.
dollars) in the first sentence of the second paragraph.
 John Lawrie
FirstName  LastNameJohn Lawrie
TLG Acquisition One Corp.
Comapany
June       NameTLG Acquisition One Corp.
     22, 2023
June 22,
Page 2 2023 Page 2
FirstName LastName
2. Please tell us whether Truist Securities, Inc. ("Truist") was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Electriq
Power   s
         ("Electriq") management and reviewed by the board of directors of TLG Acquisition One
         Corp. ("TLG") or the projected financial information of Electriq. If Truist was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Electriq and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
3. Please disclose whether Truist assisted in the preparation or review of any materials
         reviewed by TLG   s board of directors or management as part of their
services to
         Electriq and whether Truist has withdrawn its association with those materials and notified TLG of such disassociation.
4. Please provide us with any correspondence between Truist and Electriq relating to Truist's resignation.
5. Please provide us with the engagement letter between Electriq and Truist. We note you will remain liable for certain provisions of the engagement letter and the underwriting agreement, please disclose the impacts of those obligations on the Company in the registration statement.
6. Please provide us with a letter from Truist stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Truist and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Truist does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Truist withdrew from its role as financial advisor and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management.
7. We note your disclosure that RBC Capital Markets, LLC ("RBC") had not been formally retained in connection with the business combination. Please describe what relationship existed between RBC and TLG after the close of the IPO, including any financial or merger-related advisory services conducted by RBC. For example, clarify whether RBC had any role in the identification or evaluation of business combination targets.
 John Lawrie
FirstName  LastNameJohn Lawrie
TLG Acquisition One Corp.
Comapany
June       NameTLG Acquisition One Corp.
     22, 2023
June 22,
Page 3 2023 Page 3
FirstName LastName
8. Tell us whether RBC was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise.
9. We note your disclosure that Truist and RBC did not provide you with a reason for the fee waiver. If there was no dialogue and you did not seek out the reasons why Truist and
         RBC waived their fees, despite already completing their services, please indicate so in your registration statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 106

10. Based on disclosures in the forepart of the filing, please clarify how you determined the number of shares of New Electriq Common Stock that will be issued and outstanding immediately after the Business Combination for the Electriq stockholders and the Sponsor and certain affiliates.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance
Sheet, page 115

11. Refer to adjustment (d) on page 115. We note TLG intends to raise approximately $9.5 million as part of the Financing Transactions at Closing through the issuance of 950,000 shares of Class A common stock of New Electriq and the issuance of 475,000 shares of
         New Electriq preferred stock; however, based on disclosures in the forepart of the filing, it appears the Post-Closing Lawrie Investment is only required to be funded to the extent amounts remaining in the trust account and any additional amounts raised by TLG are less than $28 million. To the extent the business combination may proceed under the No
         Redemption and 50% Redemption pro forma scenarios without the Post-Closing Lawrie
         Investment, it appears the pro forma financial statement would need to be revised to reflect those scenarios. Please clarify or revise.

12. Refer to adjustment (f) on page 116. We note your disclosure that approximately $9.0 million of transactions costs are expected to be deferred and subsequently paid within 12 months of the Closing pursuant to deferral agreements with various service providers. On page 29, you disclose approximately $2.4 million in transaction costs are expected to be deferred at Closing but are still being negotiated. Please update the status of the negotiations.
13. Refer to adjustment (m) on page 116. We note the adjustment to reflect the non-
         redemption of TLG's common stock, including the issuance of 71,839 shares of New
 John Lawrie
TLG Acquisition One Corp.
June 22, 2023
Page 4
      Electriq preferred stock at Closing to certain public stockholders subject to non-
      redemption agreements. Please clarify whether the non-redemption agreements have been executed and disclose the number of shares of TLG common stock subject to these agreements. To the extent it is less than the number of remaining shares under the
      Maximum Redemption pro forma scenario, please more fully explain how you determined the number of remaining shares under that scenario.
14. Refer to notes (a), (b), (d), (g), and (k) on pages 115 and 116. Please clarify how you allocated amounts associated with each transaction to the Class A common stock and the
      New Electriq preferred stock. Please also clarify how you calculated the expenses associated with the preferred stock recorded in the pro forma statements of operations.

3. Loss Per Share, page 118

15. Please disclose and discuss the potential dilution that may result from the conversion of the New Electriq preferred stock.
Background of the Business Combination, page 230

16. We note your disclosure on page 240 that the valuation of Electriq was reduced to $275 million. Please revise to disclose if the valuation was approved by the TLG board. If so, disclose all material factors that the board relied upon in agreeing to the current valuation.
      Explain the quantitative factors regarding why the valuation decreased.
        You may contact Stephany Yang at (202) 551-3167 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn Lawrie
                                                             Division of
Corporation Finance
Comapany NameTLG Acquisition One Corp.
                                                             Office of
Manufacturing
June 22, 2023 Page 4
cc:       Gerry Spedale
FirstName LastName